EXHIBIT 20

                               OFFICER'S STATEMENT

     James Ransom, Chief Accounting Officer of The Money Store Investment Corporation (the Servicer), in accordance with Section 7.04 of the Pooling and Servicing Agreement (Agreement) dated as of February 28, 1998 wherein The Money Store Investment Corporation is the Servicer states the following pertaining to Series 1998-1:


       (i)    the Servicer has fully complied with articles V and VII;

       (ii) a review of the activities of the Servicer during 1998 and of its performance under the Agreement has been made under my supervision;

       (iii) to the best of my knowledge, based on my review, the Servicer has fulfilled all its obligations under the Agreement throughout 1998 and there has been no default in the fulfillment of any such obligation.


THE MONEY STORE COMMERCIAL MORTGAGE, INC.


BY:  /s/ JAMES RANSOM
     --------------------------
         James Ransom
         Chief Accounting Officer